11020213

SECU[...]MISSION
Washington, D.C. 20549

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SEC Received Processing Section MAR 01 2011 Wash., D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Ste. 350
(No. and Street)

Chicago	**IL**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen **312-521-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

OFFICIAL SEAL
DAVID F. WILDING
Notary Public - State of Illinois
My Commission Expires Nov 16, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 3,080,415
Receivables from broker-dealers and futures commission merchants, net	10,882,901
Receivables from affiliates and employees	1,146,119
Securities owned, at fair value	122,588,554
Prepaid expenses	693,678
Other assets	32,352
Total assets	$ 138,424,019
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 116,350,483
Accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities	6,902,323
	123,252,806
Commitments and contingent liabilities (Note 10)	
Member's equity	15,171,213
Total liabilities and member's equity	$ 138,424,019

The accompanying notes are an integral part of this financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and is a wholly-owned subsidiary of PT Financial, LLC. The Company was formed for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Profit and loss arising from all proprietary securities transactions are recorded on the trade date, as if they had settled. Interest income and expense are recognized on an accrual basis.

Securities owned: Securities owned, interest rate futures positions, and mortgage-backed TBA securities are recorded at fair value with the resulting net unrealized gains and losses included in principal trading income of the current period.

Repurchase agreements: Transactions involving sales of securities under agreements to repurchase (repurchase agreements or repos) are generally accounted for as collateralized financing transactions except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price. The resulting interest expense for these arrangements is included in the statement of operations.

Offsetting of amounts related to certain contracts: The Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions at December 31, 2010.

The Company is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Recently adopted accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Company is currently evaluating the impact of the guidance related to Level 3 measurements on disclosures.

Note 2. Receivables from Broker-Dealers and Futures Commission Merchants

Amounts outstanding at December 31, 2010, consist of the following:

Payable to clearing broker	$ (5,127,707)
Unsettled transactions	14,118,904
Deposit at clearing broker	100,000
Receivable from futures commission merchants	537,374
Bond interest and principal receivable	1,423,488
Open trade equity on interest rate futures positions	(55,180)
Mortgage-backed TBA securities	(113,978)
	$ 10,882,901

Note 3. Securities Owned

Securities owned, at fair value at December 31, 2010, are summarized as follows:

Mortgage-backed securities	$ 84,761,652
State and municipal obligations	37,826,902
	$ 122,588,554

Note 4. Fair Value Measurements

As described in Note 1, the Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. If quoted market prices are not available for the security, then fair values are estimated using pricing models that present value the anticipated cash flows assuming market discount rates of securities with similar characteristics. These fair values consider observable data that may include prepayment speeds, cash flows, Treasury curve, underlying loans, credit rating, default and severity rates and other terms specific to the security. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Note 4. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:			
Mortgage-backed securities (Note 3)	$ -	$ 84,761,652	$ -
State and municipal obligations (Note 3)	-	37,826,902	-
Receivables from broker-dealers and futures commission merchants:			
Open trade equity on futures positions (Note 6)	(55,180)	-	-
Mortgage-backed TBA securities (Note 6)	(113,978)	-	-

Note 5. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a fair value of approximately $120,000,000 at December 31, 2010. The Company reports the securities owned it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the counterparty cannot sell the securities. These agreements bear interest at a variable market rate and have an open maturity date.

Note 6. Derivative Instruments

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market. These derivative contracts are recorded on the statement of financial condition in receivables from broker-dealers and futures commission merchants, net.

As of December 31, 2010 and for the year then ended, the Company's derivative activities used to manage interest rate risk had the following impact on the statement of financial condition:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivables from broker-dealers and futures commission merchants		
Futures open trade equity	$ (55,180)	$ 9,800,000
Mortgage-backed TBA securities	(113,978)	41,000,000
	$ (169,158)	$ 50,800,000

Note 7. Retirement Plans

At December 31, 2010, the Company had an accrual totaling $288,230 for the profit sharing plan. The Company did not record an accrual for the cash balance plan as of December 31, 2010.

On December 30, 2010, the Company was replaced by PT Financial, LLC as sponsor of the cash balance plan. PT Financial has accepted all rights and future obligations of the plan.

Note 8. Related-Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement (Agreement) with Performance Trust Investment Advisors, LLC (PTIA). The Company and PTIA, a registered investment advisor, share common and identical ownership. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2010, PTIA owed the Company $1,058,519, which is included in receivables from affiliates and employees in the statement of financial condition.

The Company and PT Financial, LLC occasionally borrow from each other, as necessary. At December 31, 2010, PT Financial, LLC owed the Company $8,755, which is included in receivables from affiliates and employees in the statement of financial condition.

The Company acts as the paying agent for Performance Trust Value Partners, LLC (PTVP), related party via common and identical ownership. At December 31, 2010, PTVP owed the Company $30,970, which is included in receivables from affiliates and employees in the statement of financial condition.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Commitments and Contingent Liabilities

The Company has a lease on its Chicago, Illinois office that expires on May 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. Additionally, the Company has a lease on its Wheaton, Illinois office that expires on August 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent only for that facility. Deferred rent payments, included in accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities on the statement of financial condition, were $151,821 at December 31, 2010.

Future minimum lease commitments are:

Year ending December 31:	
2011	$ 791,519
2012	807,867
2013	374,859
	$ 1,974,245

At December 31, 2010, the Company was party to a $110,000 unsecured letter of credit in support of its future lease obligations at its Chicago facility.

The Company is required to maintain a $100,000 deposit with one of its clearing broker-dealers.

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $6,370,887, which was $5,920,853 in excess of its required net capital of $450,034. The Company's net capital ratio was 1.06 to 1.